COTTONWOOD COMMUNITIES, INC.

6340 South 3000 East, Suite 500

Salt Lake City, Utah 84121

August 8, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233 CF/AD8

Washington, D.C. 20549

Attn:		Rahul Patel, Staff Attorney
Sondra Gupta Barros, Assistant Director

	Re:	Cottonwood Communities, Inc.
Registration Statement on Form S-11, as amended
File No. 333-215272

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Cottonwood Communities, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement in order that the Registration Statement shall become effective at 4:00 P.M. (EDT) on Monday, August 13, 2018 or as soon thereafter as practicable.

Please contact Laura Sirianni of DLA Piper LLP (US), counsel to the Company, at (919) 786-2025 with any questions about this acceleration request. Please notify us by telephone call to Laura Sirianni when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

COTTONWOOD COMMUNITIES, INC.

By:	/s/ Gregg Christensen
Name:	Gregg Christensen
Title:	Executive Vice President, Secretary and General Counsel